Divakar Gupta +1 212 479 6474 dgupta@cooley.com	VIA EDGAR

January 15, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Jenn Do Ms. Mary Mast Mr. Alan Campbell Mr. Jeffrey Gabor

Re:	Immunocore Ltd Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 19, 2020 CIK No. 0001671927

Ladies and Gentlemen:

On behalf of our client, Immunocore Ltd (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 14, 2020 (the “Comment Letter”), relating to the above referenced Amendment No.1 to Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). The Company is concurrently publicly filing its Registration Statement on Form F-1 (the “Registration Statement”), which reflects changes made in response to the comments set forth in the Comment Letter (the “Comments”) and certain other changes. We are also sending a copy of this letter and the Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted November 19, 2020

PROSPECTUS SUMMARY
Our Pipeline, page 2

1.	Please revise your product pipeline table here and in the Business section as follows:
•	Please replace the term “Pivotal” with “Phase 3”. If “Pivotal” is intended to mean something other than Phase 3, please provide further explanation.
•	Include separate columns for Phase 1 and Phase 2 trials or tell us the basis for your belief that you will be able to conduct Phase 1/2 trials for all your product candidates.
•
We note that your Phase 3 clinical trial for Tebentafusp is ongoing. Please revise the “Upcoming Milestone” column for Tebentafusp to reflect the fact that you must either (i) complete the Phase 3 clinical trial or (ii) complete event-driven interim analyses, prior to submitting a BLA.

January 15, 2021

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the product pipeline table on pages 2 and 125 of the Registration Statement.

2.
We note the inclusion of Autoimmune Program in your pipeline table on pages 2. Given the status of development and the limited disclosure on pages 145 regarding this program, it seems premature to highlight this program prominently in your Summary pipeline table. Accordingly, please revise to remove this program from the Summary table or advise.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the product pipeline table on pages 2 and 125 of the Registration Statement.

Implications of Being an Emerging Growth Company, page 5

3.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 3:

The Company respectfully acknowledges the Staff’s comment and is supplementally providing to the Staff, under separate cover, copies of such written communications. To the extent the Company provides any additional written communication to potential investors, the Company will supplementally provide the Staff with copies of all such written communications.

Risk Factors, page 11
Risks Related to Our Financial Position, page 11

4.
We note in the first risk factor your disclosure that “Our net losses were £93.5 million, £118.3 million, £61.7 million and £42.6 million for the years ended December 31, 2019 and 2018 and the six months ended June 30, 2019 and 2020, respectively.” Please revise accordingly, as these amounts refer to your operating losses instead of net losses. Also, please ensure the amounts agree to the Statements of Operations for the respective periods.

January 15, 2021

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Registration Statement.

ADSs holders may not be entitled to a jury trial..., page 74

5.
Please update your disclosure to clarify whether the jury trial waiver provision in the deposit agreement would apply if the ADS holder were to withdraw the ordinary shares and whether the provision applies to purchasers in secondary transactions. Please also update your disclosure on page 221 to address both of these questions.

Response to Comment 5:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its disclosure in a future amendment to the Registration Statement once it has finalized the depositary agreement with the depositary.

Use of Proceeds, page 91

6.
We note your disclosure that you intend to use portions of the proceeds of this offering to (i) advance clinical development of IMC-C103C, (ii) advance the clinical development of IMC-F106C and (iii) advance the clinical development of IMC-I109V. Please specify what amounts will be allocated to each of your programs and specify how far in the development of each of your projects you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Item 3.C.1 of Form 20-F.

Response to Comment 6:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its disclosure in a future amendment to the Registration Statement.

7.
We note your statement that you expect that you will require additional funding to complete the clinical development of any of your current or future product candidates. Earlier in Use of Proceeds, you indicate that you anticipate that the proceeds will be sufficient for you to complete your Phase 3 clinical trial of tenbentafusp as well as preparations for a commercial launch. Please revise your disclosure to reconcile these two statements or explain to us how they are consistent.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Registration Statement.

January 15, 2021

Management’s Discussion and Analysis Results of Operations
Research and Development Expenses, page 105

8.
For each of your significant key product candidates, please provide a breakdown of research and development expenses for each period presented. To the extent the information is not known, please consider providing an alternative breakdown that would assist a user in evaluating your research and development expense.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure on pages 109 and 111 of the Registration Statement.

Business
Our Next-Generation ImmTAX Immunotherapy Platform, page 123

9.
We note your statement that you believe your “clinically validated” ImmTAX platform will allow you to create “first-in-class” therapies. We further note that your lead product candidate is still in a Phase 3 trial. Please remove the assertion that your ImmTAX platform has been “clinically validated”. Please also remove the term “first-in-class” and any other disclosure that states or implies that your product candidates will be the first or most effective approved treatments for the indications discussed in the prospectus.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on pages 129, 145, 150, 154 and 155 of the Registration Statement.

Our Proprietary ImmTAX Development Engine, page 127

10.
Please provide us with the basis for your statement that you have developed a “field leading in vitro toxicity platform”. Alternatively, please revise this statement to be more specific concerning the nature of the platform.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Registration Statement.

Advantages of our ImmTAC Platform vs. Other Cancer Immunotherapies, page 129

11.
Please revise your disclosure in this section to clarify that none of your product candidates has been approved as of yet and that there is no guarantee that your product candidates will prove to be safe and efficacious for the treatment of your target indications.

Please also update your graphic on page 130 to clarify if the data presented in the graphic were observed in a comparison assay or study or whether they are theoretical.

January 15, 2021

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the disclosure on page 136 of the Registration Statement.

Tebentafusp: Our Most Advanced Oncology Therapeutic Candidate, page 133

12.
We note your statement that your clinical development of tebentafusp has demonstrated a number of “promising” results. Please revise to avoid characterizing the results of your clinical trials and development as “promising” as this may create an inference that your product is more likely to be found safe and effective, which is a determination solely in the authority of regulatory agencies such as the FDA.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the disclosure on pages 139, 142 and 144 of the Registration Statement.

13.	Please revise your disclosure to provide a brief summary of the RECIST rules and criteria.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Registration Statement.

Phase 1/2 Clinical Trial, page 135

14.
We note your comparison of the Phase 1/2 clinical trial results to the meta-analysis by Rantala et al., including your statement on page 133 that the patients in your trial had a 62% survival rate as compared to a historical rate of 37%. As you have not conducted head-to-head clinical trials, please tell us why you believe it is appropriate to include these comparisons. Include in your response whether you expect to be able to rely on this data to support an application for marketing approval from the FDA or comparable regulatory body for commercialization of tebentafusp.

Please also update your discussion of the Phase 2 portion of your clinical trial of tebentafusp to clarify whether the trial achieved its primary endpoint.

Response to Comment 14:

The Company respectfully acknowledges the Staff’s comments and notes that since the submission of the Registration Statement, the Company has announced positive overall survival data from the pre-specified first interim analysis of a randomized head-to-head Phase 3 clinical trial, with a treatment effect showing a hazard ratio of 0.51 when compared to investigators’ choice. This treatment effect replicates the cross-trial hazard ratio of 0.5 observed when comparing the overall survival data from the single arm Phase 2 clinical trial to the historical meta-analysis which is currently presented in the Registration Statement. Global health authorities, including the FDA, consider overall survival from a randomized phase 3 clinical trial as the gold standard for consideration of approval of an oncology product candidate. Therefore, the marketing approval application intended to be submitted by the Company will be based primarily on the overall survival data observed in the Phase 3 clinical trial. However, the cross-trial comparison based on the overall survival data from the Phase 2 clinical trial is intended to serve as supportive data which will be included in the Company’s marketing approval application expected to be submitted in the third quarter of 2021.  As a result, the Company respectfully submits that the cross trial analysis is relevant disclosure for investors that is also confirmed by the Phase 3 clinical trial results, which are also included in the Registration Statement.

January 15, 2021

The Phase 2 clinical trial had an endpoint to estimate the objective response rate with a secondary endpoint of overall survival. Therefore, the Phase 2 clinical trial achieved its endpoint, and disclosure on this objective response rate is included in the Registration Statement. Please note that there was no pre-planned statistical testing of a threshold for response rate, as the Company only had to determine the observed response rate as the endpoint. The Company has revised the disclosure on page 142 of the Registration Statement to provide this additional detail on the primary endpoint of the Phase 2 clinical trial.

15.
We note your reference on page 137 to adverse events Grade 3. Please revise to disclose the definition of an adverse event Grade 3 or greater. To the extent a serious adverse event has occurred, please clearly disclose the event and the number of affected patients.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised the disclosure on pages 145 to 146 of the Registration Statement.

Additional ImmTAC Clinical Programs, page 138

16.
With respect to your clinical programs described on pages 138 - 143, please disclose, as applicable, the number of patients (e.g., number of patients enrolled and treated and the criteria for participation in the study); duration of treatment, dosage information; and the specific endpoints established by the trial protocol.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the disclosure on pages 142, 146 and 149 to 151 of the Registration Statement.

Intellectual Property, page 148

January 15, 2021

17.
Please revise to disclose for each material patent and patent application the specific product(s) to which such patents or patent applications relate, the type of patent protection, the expiration dates, and applicable jurisdictions.

Response to Comment 17:

In response to the Staff’s comment, the Company has revised the disclosure on pages 160 to 161 of the Registration Statement.

Genentech Collaboration, page 151

18.	Please revise to clarify when the royalty term is expected to expire.

Response to Comment 18:

In response to the Staff’s comment, the Company has revised the disclosure on page 163 of the Registration Statement.

GSK Collaboration, page 153

19.
We note that you are entitled to royalties from GSK based on net sale from mid-single-digit percentage and a low double-digit. Please revise your description of the royalty rates to provide a range that does not exceed ten percent (e.g., between twenty and thirty percent). Please also clarify when the patent underlying the royalty term is expected to expire.

Response to Comment 19:

In response to the Staff’s comment, the Company has revised the disclosure on page 164 of the Registration Statement.

Lilly Collaboration, page 154

20.	Please clarify when the patent underlying the royalty term is expected to expire.

Response to Comment 20:

In response to the Staff’s comment, the Company has revised the disclosure on page 165 of the Registration Statement.

Consolidated Notes to the Financial Statements
1. Accounting policies
Revenue recognition, page F-9

January 15, 2021

21.
With respect to each collaboration agreement, please clarify your statement on pages 114 and F-9 that performance obligations are deemed satisfied when the collaborator is contractually entitled to exercise an option to obtain either exclusive rights or benefit from co-exclusive rights to the intellectual property license and whether recognition is over time or at a point in time consistent with IFRS paragraphs 31-38.

Response to Comment 21:

In response to the Staff’s comment, the Company has revised the disclosure on pages 120 and F-50 of the Registration Statement.

22.
You state on page F-11 that reimbursements are recognized net of costs where the Group does not control the goods or services prior to transferring the goods or services to the collaboration partner. Please clarify your accounting policy for reimbursements when the Group controls the goods or services and tell us the basis for your policy for reimbursements.

Response to Comment 22:

In response to the Staff’s comment, the Company has revised the disclosure on page F-52 of the Registration Statement in the interim condensed consolidated financial statements for the nine-month period ended September 30, 2020, and also amended the disclosure on page 121 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” accordingly.

3. Revenue & segmental reporting, page F-17

23.
We note the collaboration agreements as described on pages 151-155. For each of the agreements with Genentech, GSK and Eli Lilly, please revise herein and in the corresponding June 30, 2020 footnote as applicable to clearly disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows pursuant to IFRS 15 paragraphs 110- 128. For example, disclose the transaction price allocated to the remaining performance obligations that are unsatisfied as of December 31, 2019 and June 30, 2020, the performance period or term of agreement and if revenue is recognized over time or at a point in time. Quantify both current and non-current deferred income by collaboration agreement for each period presented.

Response to Comment 23:

The Company acknowledges the Staff’s comment and the Company respectfully advises the Staff that it has included the additional disclosure on pages F-52 and F-56 of the interim condensed consolidated financial statements for the nine-month period to September 30, 2020 and will include the additional disclosures in the consolidated financial statements for the year ended December 31, 2020 in its future filings after the Company’s initial public offering.

January 15, 2021

The Company has considered the impact of omitting the additional disclosures requested by the Staff from the 2019 and 2018 consolidated financial statements in accordance with IFRS 15 paragraphs 110-128 and on the financial statements as a whole. The Company believes that the omission of such disclosures is not material to the fair presentation of the consolidated financial statements as a whole, in conformity with IFRS.

In arriving at this conclusion, the Company considered the requirements of IAS 8 and the definition of materiality under IAS 1, whereby “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial reports make on the basis of those reports, which provide financial information about a specific reporting entity. In other words, materiality is an entity-specific aspect of relevance based on the nature or magnitude, or both, of the items to which the information relates in the context of an individual entity’s financial report”. Furthermore, the Company considered the requirements of paragraphs 15 and 17 of IAS 1.  The Company has also considered the Staff Accounting Bulletin No. 99, Materiality, in making this assessment in conjunction with the definition of materiality as defined by the United States Supreme Court.

The Company believes that the current disclosures in the 2019 and 2018 consolidated financial statements provide sufficient information to enable users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows pursuant to IFRS 15 paragraphs 110-128. With respect to the disclosure of the transaction price allocated to the remaining performance obligations that are unsatisfied, the Company has disclosed total deferred income on a consolidated basis, which is equal to the transaction price allocated to the remaining performance obligations that are unsatisfied. With respect to the disclosure if revenue is recognized over time or at a point in time the Company has disclosed in its accounting policies footnote that it recognizes revenues from all of its collaboration agreements over time using an estimate of the percentage of completion. With respect to quantifying both current and non-current deferred income by collaboration agreement for each period presented, the Company has disclosed these balances on a consolidated basis. The Company does not believe the omission of this information for each collaboration agreement, or the performance period or term of agreement for each collaboration agreement, could reasonably be expected to influence decisions of the primary users of the financial statements based on the following factors:

•
each collaboration agreement, and the related targets, is accounted for as having one combined performance obligation, the transaction price including variable consideration are determined in the same manner and are recognized over time using an estimate of percentage completion as disclosed in the revenue recognition section of the accounting policies footnote;

•
the financial statements present fairly the financial position, financial performance and cash flows of the Company, and in particular there is no quantitative impact on the consolidated statement of financial position, consolidated statements of loss and other comprehensive income, consolidated statement of changes in equity or consolidated statement of cash flows of the omitted disclosures; and

•
the omitted disclosures do not impact trends in earnings; do not have any impact on compliance with regulatory requirements, loan covenants or other contractual requirements; do not impact management compensation; and do not represent the concealment of an unlawful transaction.

January 15, 2021

Exhibits

24.
Please file the loan and security agreement with Oxford Finance Luxembourg S.A.R.L. and the assignment and exclusive license agreement with Adaptimmune Limited as exhibits to your registration statement or explain to us why they are not required to be filed.

Response to Comment 24:

The Company acknowledges the Staff’s comment and confirms that it confidentially submitted the assignment and exclusive license agreement with Adaptimmune Limited and the loan and security agreement with Oxford Finance Luxembourg S.A.R.L. as exhibit 10.15 and exhibit 10.16, respectively, to Amendment No. 2 to Draft Registration Statement on Form F-1 on December 21, 2020.

*   *   *   *

January 15, 2021

Please direct any questions or further comments concerning the Draft Registration Statement or this response letter to either the undersigned at +1 212 479 6474 or Courtney Thorne of Cooley LLP at +1 617 937 2318.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:
Bahija Jallal, Ph.D., Immunocore Ltd
Brian Di Donato, Immunocore Ltd
Eric W. Blanchard, Cooley LLP
Peter Byrne, Cooley LLP
Courtney T. Thorne, Cooley LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP